FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

The registrant hereby incorporates all parts, except for “Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities” on pages 16 to 18, of this Report on Form 6-K by reference into Registration Statement no. 333-227554 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on pages 16 to 18 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 31 October 2018	By	/ s / Marc Boston
(Authorised Signatory)

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2018 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the Statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2017.

This statement contains a number of non-IFRS financial measures that are reviewed by management in order to measure the overall performance of Santander UK. These are financial measures which management believe provide useful information to investors regarding Santander UK’s results of operations. The non-IFRS measures we have identified are outlined as part of Appendix 1 (Notes). These measures are not a substitute for IFRS measures.

An income statement and balance sheet for Santander UK Group Holdings plc is included in Appendix 2.

Supplementary information for Santander UK plc is included in Appendix 3.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the nine months ended

30 September 2018

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

Delivering for customers with a prudent approach to risk and controlled business growth

“In an uncertain environment, we continue to control business growth, prioritising credit quality while delivering for our customers.”

“We remained focused on earning customer loyalty through compelling products and excellent customer service. The launch of our innovative 1I2I3 Business Current Account earlier this month is a particularly important milestone for us, offering standout value to the nation’s SMEs as we seek to shake up the business banking market.”

“In a highly competitive market, we continued to support customers and have grown net mortgage lending while maintaining our rigorous underwriting approach. In our corporate business, we have further reduced commercial real estate exposure while focusing on lending to other trading business customers.”

“Our results reflect competitive income pressures and higher regulatory project costs, as well as the impact of ring-fence transfers. Our efficiency initiatives have reduced cost growth in each quarter this year.”

“With our prudent approach to risk and controlled business growth, our purpose – to help people and businesses prosper – is never more important than in a period of economic uncertainty.”

Business and financial highlights

◾	These financial results now reflect the changes in our statutory perimeter, following the ring-fence transfers to Banco Santander London Branch.

◾

Profit before tax of £1,370m in 9M18, down 13% year-on-year, with continued income pressure and increased regulatory, risk and control costs. Q318 profit before tax down 4% quarter-on-quarter, also reflecting ring-fence transfers. [1]

◾	Net mortgage growth of £2.3bn in 9M18, with a focus on risk management, quality customer service and retention.

◾	Further managed reduction in CRE lending, with greater focus on risk-weighted returns. Solid lending growth to non-CRE trading businesses, ahead of the market. [1]

◾	RoTE [2] of 9.8%, delivering shareholder value despite the competitive and uncertain environment.

◾	Banking NIM of 1.81%, down 9bps this year, with lower new mortgage margins and SVR attrition.

◾	CET1 capital ratio of 13.1%, up 90bps, with retained profits and a risk management initiative in Q318. [1]

Income statement highlights	9M18 £m	9M17 £m
Net interest income	2,718	2,878
Non-interest income [4]	743	859
Operating expenses before credit impairment losses, provisions and charges	(1,914)	(1,827)
Credit impairment losses [5]	(115)	(105)
Provisions for other liabilities and charges	(62)	(237)
Profit before tax	1,370	1,568
Adjusted profit before tax [6]	1,394	1,642

Balance sheet highlights	30.09.18 £bn	31.12.17 £bn
Customer loans	198.8	200.3
- of which mortgages	157.2	154.9
- of which corporates [1,3]	24.3	27.3
Customer deposits	172.1	175.9
CET1 capital ratio	13.1%	12.2%
UK leverage ratio	4.4%	4.4%

1.	See page 5 for details of ring-fence transfers and risk management initiative, including £2.7bn of customer assets transferred to Banco Santander London Branch.
2.	Non-IFRS measure. See Appendix 1 for reconciliation of RoTE to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.
3.	See Appendix 1 for notes.
4.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
5.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. 9M17 has not been restated.
6.

Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for 9M18 and 9M17, with an aggregate impact on profit before tax of £24m and £74m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

Delivering on our 2016-18 commitments 1

Our purpose is to help people and businesses prosper. We aim to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities, while delivering a culture that is Simple, Personal and Fair.

Our strategic priorities are focused on customer loyalty, operational and digital excellence, and steady and sustainable profit growth, while being the best bank for our people and the communities in which we operate.

Customers	2018 target	30.09.18	31.12.17
Loyal retail customers (million) [2]	4.7	4.0	3.9
Loyal SME and corporate customers	308,000	316,000	305,000
Retail customer satisfaction (FRS) [3]	Top 3	64.8%	63.0%
Average of 3 highest performing peers		64.4%	63.1%
Digital customers (million)	6.5	5.4	5.0

◾	Ongoing customer demand for higher interest rate products, and some consolidation of savings into current accounts, has impacted loyalty conversion.

◾	Loyal SME and corporate customers increased 4%, achieving our 2018 target ahead of time. We have further developed our international proposition with 3 trade corridors established so far in 2018. Corporate customer satisfaction [4] at 61% was 8pp above the market average.

◾	FRS reported our retail customer satisfaction [3] was broadly in line with the average of our three highest performing peers on a rolling 12-month basis at Sep18.

◾

Digital acquisition and adoption is driving change in the organisation. This year, we retained 55% of refinanced mortgage loans online, an increase of 7pp year-on-year. We also opened 44% of current accounts and 61% of credit cards through digital channels, an increase of 5pp and 11pp year-on-year, respectively.

Shareholders	2018 target	30.09.18	31.12.17
Adjusted Return on Tangible Equity (Adjusted RoTE) / (RoTE) [5]	9% - 10%	See below	See below
Cost-to-income ratio (CIR)	50% - 52%	55%	51%
Non-performing loan (NPL) ratio	< 2.00%	1.24%	1.42%
CET1 capital ratio	c12%	13.1%	12.2%
Dividend payout ratio	50%	N/A	50%

◾

Return on ordinary shareholders’ equity was 9.2% (2017: 8.9%) and Adjusted RoTE [5] was 9.8% (2017: 10.2%), delivering shareholder value despite the competitive and uncertain environment. We saw an increase in Q318 of 50bps, largely driven by the £668m dividend payment associated with ring-fence transfers. [6]

◾

CIR was 55%, as income pressure and increased regulatory, risk and control costs continued to offset ongoing cost savings. Targeted cost management programmes have had a positive impact on the quarterly cost run rate and we continue with our efficiency and business transformation initiatives.

◾

The NPL ratio improved 18bps to 1.24%, with overall credit quality remaining good supported by our prudent approach, proactive management actions and the ongoing resilience of the UK economy. The improvement was also driven by the write-off of the Carillion plc exposures in H118.

◾	The CET1 capital ratio increased 90bps to 13.1%. We saw an increase in Q318 of 40bps, largely driven by retained profits and a risk management initiative. [6]

1.	We report our key performance indicators for people, communities and the customer target for net fee income CAGR on an annual basis.
2.	Loyal retail customers excludes Cater Allen customers.
3.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for further information.
4.	Customer satisfaction as measured by the Charterhouse Business Banking Survey. See Appendix 1 for further information.
5.	Non-IFRS measure. See Appendix 1 for reconciliation of RoTE to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.
6.	See page 5 for details of ring-fence transfers and risk management initiative.

Financial results – basis of preparation

Our financial results now reflect the changes in the statutory perimeter, following the ring-fence transfers of activities to Banco Santander London Branch, outlined on page 5. Prior periods have not been restated.

Summarised consolidated income statement	9M18 £m	9M17 £m	Change %
Net interest income	2,718	2,878	(6)
Non-interest income [1]	743	859	(14)
Total operating income	3,461	3,737	(7)
Total operating expenses before credit impairment losses, provisions and charges	(1,914)	(1,827)	5
Credit impairment losses [2]	(115)	(105)	10
Provisions for other liabilities and charges	(62)	(237)	(74)
Total operating impairment losses, provisions and charges	(177)	(342)	(48)

Profit before tax	1,370	1,568	(13)
Tax on profit	(393)	(477)	(18)

Profit after tax	977	1,091	(10)

9M18 compared to 9M17

◾

Net interest income was down 6%, impacted by lower new mortgage margins and SVR attrition [3] (9M18: £3.6bn; 9M17: £3.9bn) and the £39m accrued interest release in Q217, which was not repeated this year. These were partially offset by stronger gross mortgage lending this year and management pricing actions on customer deposits.

Net interest income was down 4%, when adjusted for the accrued interest release in Q217. [4]
◾

Non-interest income was down 14%, largely due to the £48m gain on sale of Vocalink Holdings Limited shareholdings in Q217 and mark-to-market movements on asset portfolios in 9M17, which were not repeated this year. In addition, trading income was lower, partially offset by increased income in consumer finance and asset finance.

Non-interest income was down 8%, when adjusted for the gain on sale in Q217. [4]
◾

Operating expenses before credit impairment losses, provisions and charges were up 5% largely due to a number of regulatory, risk and control projects, such as GDPR, PSD2 and MiFID II, which were implemented in the first half of 2018. The impact of these projects was only partially offset by operational and digital efficiencies as well as lower Banking Reform costs of £35m in 9M18 (9M17: £57m).

Operating expenses were up 6%, when adjusted for Banking Reform costs. [4]
◾

Credit impairment losses were up 10%, reflecting a number of charges and lower releases across portfolios. All portfolios continue to perform well, supported by our prudent approach to risk and the resilience of the UK economy.

◾

Provisions for other liabilities and charges were down 74%, largely due to £69m PPI and £35m other conduct provision charges in 9M17, which were not repeated this year, and an £11m release in other conduct provisions relating to the sale of interest rate derivatives in Q218.

Provisions for other liabilities and charges were down 45%, when adjusted for the PPI and other conduct provision charges and releases in 9M18 and 9M17. [4]
◾	Profit before tax was down 13%, for the reasons outlined above.
Adjusted profit before tax was down 15%, when adjusted for the specific gains, expenses and charges outlined above. [4]
◾

Tax on profit decreased 18% to £393m, largely as a result of lower taxable profits in 2018 and the impact of conduct provisions that were disallowed for tax purposes in 9M17. The effective tax rate was 29%.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	SVR attrition includes balances relating to Standard Variable Rate and Follow-on-Rate products.
4.

Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for 9M18 and 9M17, with an aggregate impact on profit before tax of £24m and £74m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

Summarised consolidated quarterly income statement trends

	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m
Net interest income	907	905	906	925	956
Non-interest income [1]	242	256	245	250	268

Total operating income	1,149	1,161	1,151	1,175	1,224

Total operating expenses before credit impairment losses, provisions and charges	(629)	(636)	(649)	(675)	(611)

Credit impairment losses [2]	(24)	(31)	(60)	(98)	(57)
Provisions for other liabilities and charges	(29)	(5)	(28)	(156)	(51)

Total operating impairment losses, provisions and charges	(53)	(36)	(88)	(254)	(108)

Profit before tax	467	489	414	246	505

Tax on profit	(137)	(136)	(120)	(83)	(154)

Profit after tax for the period	330	353	294	163	351

Banking NIM [3]	1.78%	1.80%	1.83%	1.83%	1.89%

Q318 compared to Q218

Q318 profit before tax was down 4% to £467m, with continued income pressure and increased regulatory, risk and control costs, as well as ring-fence transfers, outlined below.

Other variances in the quarter largely followed the trends outlined for 9M18 versus 9M17, with the following notable exceptions:

◾	Net interest income was broadly flat, with new business margin pressures offset by management pricing actions on customer deposits.
◾	Operating expenses decreased £7m, with some improvement in operational efficiency through management initiatives offsetting increased regulatory, risk and control costs.
◾	Credit impairment losses decreased £7m, primarily due to a number of small charges in Corporate & Commercial Banking in Q218, which were not repeated this quarter.
◾

Provisions for other liabilities and charges were up £24m, largely due to an £11m release in other conduct provisions relating to the sale of interest rate derivatives in Q218, which was not repeated this quarter.

Ring-fence transfers and risk management initiative

◾

Our ring-fence structure is now close to completion ahead of the 1 January 2019 legislative deadline following the conclusion of the required transfers from Santander UK, to Banco Santander London Branch. Our retail customers were unaffected by the transfers and remain part of Santander UK plc, our principal ring-fenced bank.

◾	Compliance with ring-fencing legislation has involved significant effort over a number of years, with total cost of c£240m to date.

◾

Abbey National Treasury Services plc (ANTS) is expected to become a subsidiary of Santander UK Group Holdings plc (currently a subsidiary of Santander UK plc) and will continue to hold a small number of legacy positions. Furthermore, the business of the Jersey and Isle of Man branches of Santander UK are expected to transfer to ANTS before the end of the year.

◾

As part of ring-fencing implementation, during Jul 18 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK plc to Banco Santander London Branch. Of these transfers, £19.7bn of assets and £18.8bn of liabilities related to derivatives business. These transfers reduced RWAs by £5.5bn and we paid an associated dividend of £668m.

◾	Under a risk management initiative, we transferred £1.3bn of customer assets to Banco Santander London Branch. This transfer reduced RWAs by £1.2bn.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for Q318, Q218 and Q118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.

Quarterly Banking NIM is calculated using annualised quarterly net interest income divided by average customer assets for the relevant period. Average customer assets can be sourced from previous quarterly management statements.

Summary balance sheet assets and liabilities	30.09.18	31.12.17
Assets	£bn	£bn
Total customer loans	198.8	200.3
Other assets	95.9	114.5

Total assets	294.7	314.8

Liabilities & Equity
Total customer deposits	172.1	175.9
Medium Term Funding (MTF)	47.4	40.6
Other liabilities	59.1	82.1

Total liabilities	278.6	298.6

Shareholders’ equity	15.7	15.8
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	294.7	314.8

Loan-to-deposit ratio (LDR)	116%	113%

◾

Customer loans decreased £1.5bn, largely due to managed reductions in Commercial Real Estate (CRE) and non-core loans, as well as ring-fence transfers and a risk management initiative. This was partially offset by £2.3bn of lending growth in mortgages and solid lending growth to non-CRE trading businesses.

◾

Customer deposits decreased £3.8bn, with management pricing actions driving a reduction in retail savings products, corporate deposits and other retail products. This was partially offset by a £1.3bn increase in personal current account balances.

◾	Other assets and liabilities both decreased due to ring-fence transfers of derivatives contracts to Banco Santander London Branch.
◾	Shareholders’ equity decreased largely due to a £668m dividend payment associated with ring-fence transfers, partially offset by ongoing capital accretion through retained profits.

Summarised consolidated capital, leverage, liquidity and funding	30.09.18	31.12.17
	£bn	£bn
Capital and leverage
CET1 capital	10.3	10.6
Total qualifying regulatory capital	14.9	15.5
Risk-weighted assets (RWAs)	78.8	87.0
CET1 capital ratio	13.1%	12.2%
Total capital ratio	18.9%	17.8%
UK leverage ratio	4.4%	4.4%
Liquidity
Liquidity Coverage Ratio (LCR)	146%	120%
LCR eligible liquidity pool	53.1	48.5
Funding
Total wholesale funding	73.2	62.9
- of which with a residual maturity of less than one year	17.5	14.9

◾	CET1 capital decreased slightly due to a £668m dividend payment associated with ring-fence transfers, partially offset by ongoing capital accretion through retained profits.
◾	RWAs decreased £8.2bn, largely as a result of ring-fence transfers, a risk management initiative in Q318 and the widening of scope of our large corporate risk model earlier in the year.
◾	CET1 capital ratio increased 90bps to 13.1%, due to the factors impacting CET1 capital and RWAs as outlined above.
◾	The LCR increased 26 percentage points to 146% reflecting our decision to complete the 2018 wholesale funding plan by the end of Q318.
◾

MTF balances were higher, with issuance of £11.8bn in 9M18, of which £1.9bn (sterling equivalent) were senior unsecured notes by Santander UK Group Holdings plc, £3.6bn by Santander UK plc, £4.3bn were covered bonds and £2.0bn from securitisations. Term Funding Scheme (TFS) total outstanding was £10.8bn.

1.

Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.

Conduct remediation

◾

The remaining provision for PPI redress and related costs was £274m. We made no additional PPI charges in the first nine months of the year, based on our recent claims experience, assumptions, and having considered the FCA’s Consultation Paper 18/18 issued on 4 July 2018. We will continue to monitor our provision levels, and take account of the impact of any further change in claims received and FCA guidance.

◾

The remaining provision for other conduct issues was £30m, which primarily relates to the sale of interest rate derivatives, following an ongoing review of the regulatory classification of customers potentially eligible for redress. Following further analysis, management has assessed the provision requirements resulting in a release of £11m in Q218.

Contingent liabilities – recent developments

◾

We are cooperating with an FCA investigation in respect of certain historical issues concerning the operation of deceased customers’ accounts. We are in an ongoing dialogue with the FCA to resolve the matter.

◾

Santander UK, as well as Abbey National Treasury Services plc and Cater Allen International Limited (both subsidiaries of Santander UK), and three of their former employees are currently under investigation by the Cologne Criminal Prosecution Office and the German Federal Tax Office. These are in relation to historical involvement in German dividend tax arbitrage transactions (known as cum/ex transactions). We are cooperating with the German authorities and are conducting our own internal investigation into the matters in question.

◾

There are factual issues to be resolved in both cases which may have legal consequences including financial penalties. These issues create uncertainties which mean that it is difficult to predict with reasonable certainty the resolution of the matters including timing or the significance of the possible impacts.

2018 Operating environment

◾

We expect global economic activity to continue to expand in 2018, albeit with a number of heightened risks to the outlook from the ongoing imposition of trade restrictions and further geopolitical tensions. These risks, together with the uncertain environment, highly competitive banking market and demanding regulatory agenda in the UK, mean we are cautious in our outlook.

◾

We expect UK economic growth to improve slightly from the level seen in the first quarter of the year. Although the UK saw falling inflation in the first half of this year, recently this has fluctuated, in part due to increasing oil prices. However, we expect inflation to continue to fall back towards the end of the year which should, along with rising wages and the continuing low levels of unemployment, result in real earnings growth. Our assumption is that there will be a 25bps rise in base rate in H219.

◾

In our core lending markets we anticipate modest growth, with the mortgage market continuing to grow at c3% in 2018, with weaker buyer demand and subdued house price growth seen to date likely to continue. The corporate borrowing market is expected to grow by c2%, as uncertainty continues to dampen investment intentions.

2018 Outlook

◾

We expect our net mortgage lending to be slightly below market growth as we take a prudent approach to risk, focusing on quality customer service and retention. We will continue to actively manage our CRE exposures and our lending growth to non-CRE trading business customers is expected to remain solid.

◾

Banking NIM for 2018 will be lower than in 2017, as a result of ongoing competition in new mortgage pricing and SVR attrition. SVR attrition is expected to be broadly in line with the net £5.5bn reduction in 2017, with increased customer refinancing into fixed rate products influenced by low mortgage rates and the competitive mortgage market.

◾

Costs for 2018 will be higher than in 2017, predominantly due to a number of regulatory, risk and control projects. Despite this, we will continue with our efficiency and business transformation initiatives.

◾	Since 30 September 2018, trends evident in the business operating results have not changed significantly.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summary income statement	9M18 £m	9M17 £m	Change %
Net interest income	2,379	2,490	(4)
Non-interest income [1]	471	459	3
Operating income	2,850	2,949	(3)
Operating expenses before credit impairment losses, provisions and charges	(1,460)	(1,385)	5

Credit impairment losses [2]	(80)	(59)	36
Provisions for other liabilities and charges	(66)	(201)	(67)
Profit before tax	1,244	1,304	(5)

9M18 compared to 9M17

◾

Net interest income decreased 4%, driven by pressure on new mortgage lending margins and SVR attrition partially offset by stronger gross mortgage lending this year and management pricing actions on customer deposits.

◾	Non-interest income increased 3%, due to stronger consumer finance income partially offset by lower overdraft fees.
◾

Operating expenses before credit impairment losses, provisions and charges increased 5%, with higher regulatory, risk and control costs, and strategic investment in business transformation, digital enhancements and growth initiatives.

◾	Credit impairment losses increased to £80m, due to asset growth in credit cards and lower releases in other unsecured lending portfolios.
◾

Provisions for other liabilities and charges were lower at £66m, due to PPI conduct provision charges in 9M17 which were not repeated, as well as other conduct provision releases relating to the sale of interest rate derivatives.

Customer balances	30.09.18 £bn	31.12.17 £bn
Mortgages	157.2	154.9
Business banking	1.8	1.9
Consumer (auto) finance	7.0	7.0
Other unsecured lending	5.3	5.2
Customer loans	171.3	169.0
Current accounts	68.6	67.3
Savings [3]	57.4	60.8
Business banking accounts	11.5	11.1
Other retail products [3]	9.4	10.1
Customer deposits	146.9	149.3

RWAs	45.0	44.1

◾

Mortgage lending increased £2.3bn, with higher approvals driven by management pricing actions in 2017 and a focus on risk management, quality customer service and retention. In 9M18, mortgage gross lending was £21.3bn (9M17: £18.3bn) and consumer (auto) finance gross lending was £2.9bn (9M17: £2.5bn).

◾

Customer deposits decreased, primarily due to a decline of £3.4bn in savings balances and £0.7bn in other retail products. This was partially offset by a £1.3bn increase in current account balances and a £0.4bn increase in business banking deposits.

◾	RWAs increased in line with customer loan growth.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. Prior periods have not been restated.
3.

In Mar18, Cahoot current account and savings balances totalling £0.5bn transferred from ‘Other retail products’ to ‘Current accounts’ and ‘Savings’, and Isle of Man balances totalling £0.4bn transferred from ‘Savings’ to ‘Other retail products’. Prior periods have not been restated.

Corporate & Commercial Banking

To better align reporting to the nature of the business segment following ring-fence transfers, Commercial Banking has been re-branded as Corporate & Commercial Banking.

Corporate & Commercial Banking covers businesses with an annual turnover of £6.5m to c£500m. Corporate & Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels.

Summary income statement	9M18 £m	9M17 £m	Change %
Net interest income	309	292	6
Non-interest income [1]	62	55	13
Operating income	371	347	7
Operating expenses before credit impairment losses, provisions and charges	(199)	(165)	21
Credit impairment losses [2]	(23)	(3)	n.m.
Provisions for other liabilities and charges	8	(32)	n.m.
Profit before tax	157	147	7

9M18 compared to 9M17

◾	Net interest income increased 6%, driven by improved asset and liability margins.

◾	Non-interest income increased 13%, with growth in asset restructuring fees up 27%, digital and payment fees up 21%, and international up 6%, partially offset by a decline in rates management income.

◾

Operating expenses before credit impairment losses, provisions and charges were up 21%, driven by higher regulatory costs, business transformation, digital enhancements and expansion of our asset finance business.

◾	Credit impairment losses increased to £23m primarily due to lower releases. All portfolios continue to perform well.

◾

Provisions for other liabilities and charges improved largely due to a partial release in Q218 of a charge in respect of other conduct provisions relating to the sale of interest rate derivatives made in Q217.

Customer balances	30.09.18 £bn	31.12.17 £bn
Non-CRE trading businesses [3]	11.4	11.5
CRE [3,4]	6.5	7.9
Customer loans	17.9	19.4
Customer deposits	17.2	18.7

RWAs	17.7	19.4

◾

Customer loans were down £1.5bn, largely due to ring-fence transfers and a risk management initiative, outlined on page 5, as well as a managed reduction of CRE lending through greater focus on risk-weighted returns.

Alongside the ring-fence transfers and a risk management initiative, we have continued our solid lending growth to non-CRE trading businesses, ahead of the market.

◾	Customer deposits were down £1.5bn, driven by management pricing actions and working capital use by customers.

◾	RWAs decreased 9%, largely as a result of ring-fence implementation and a risk management initiative.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	See page 5 for details of ring-fence transfers and risk management initiative.
4.	Excludes CRE loans totalling £0.2bn to small business customers that are managed by Business banking in the Retail Banking business segment.

Corporate & Investment Banking

CIB services corporate clients with an annual turnover of £500m and above. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summary income statement	9M18 £m	9M17 £m	Change %
Net interest income	48	55	(13)

Non-interest income [1]	229	284	(19)
Operating income	277	339	(18)
Operating expenses before credit impairment losses, provisions and charges	(214)	(219)	(2)
Credit impairment losses [2]	(16)	(47)	(66)
Provisions for other liabilities and charges	(3)	(1)	n.m.
Profit before tax	44	72	(39)

9M18 compared to 9M17

Our financial results now reflect the changes in the statutory perimeter, following the ring-fence transfers of activities to Banco Santander London Branch, outlined on page 5. Prior periods have not been restated.

Other notable variances in 9M18 alongside the impact of ring-fence transfers are outlined below:

◾	Non-interest income was impacted by lower trading income.

◾	We have continued our strategic investment in business transformation, digital enhancements and growth initiatives.

◾	Credit impairment losses was lower, with provision releases as customers across portfolios moved out of non-performing.

Customer balances	30.09.18 £bn	31.12.17 £bn
Customer loans	4.6	6.0
Customer deposits	4.8	4.5

RWAs	7.9	16.5

◾	Customer loans decreased to £4.6bn, largely as a result of ring-fence transfers and a risk management initiative, outlined on page 5.

◾	Customer deposits were broadly flat at £4.8bn.

◾

RWAs decreased 52% to £7.9bn largely as a result of ring-fence transfers and a risk management initiative. Other assets and liabilities of £21.5bn and £20.7bn, primarily relating to derivative contracts, were transferred to Banco Santander London Branch in Jul18. RWAs attributable to customer loans were £5.2bn (Dec17: £7.2bn).

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. Prior periods have not been restated.

Corporate Centre

Corporate Centre mainly includes the treasury, non-core corporate and legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy portfolios are being run-down and/or managed for value.

Summary income statement	9M18 £m	9M17 £m	Change %
Net interest (expense) / income	(18)	41	n.m.
Non-interest (expense) / income [1]	(19)	61	n.m.
Operating (expense) / income	(37)	102	n.m.
Operating expenses before credit impairment losses, provisions and charges	(41)	(58)	(29)
Credit impairment losses [2]	4	4	-
Provisions for other liabilities and charges	(1)	(3)	(67)
(Loss) / Profit before tax	(75)	45	n.m.

9M18 compared to 9M17

◾	Net interest expense increased largely due to the £39m accrued interest release in Q217, which was not repeated this year, and lower yields on non-core assets.

◾

Non-interest expense increased largely due to the £48m gain on sale of Vocalink Holdings Limited shareholdings in Q217 and mark-to-market movements on asset portfolios in 9M17, which were not repeated this year.

◾

Operating expenses before credit impairment losses, provisions and charges decreased 29%, largely due to lower regulatory and project costs relating to Banking Reform of £35m (9M17: £57m), partially offset by strategic investment in business transformation, digital enhancements and growth initiatives.

◾	Credit impairment releases remained flat at £4m in the first nine months of the year.

◾	Provisions for other liabilities and charges remained low at £1m.

Customer balances	30.09.18 £bn	31.12.17 £bn
Non-core customer loans	5.0	5.9
- of which Social Housing	4.2	5.1
Customer deposits	3.2	3.4

RWAs	8.2	7.0

◾	Non-core customer loans decreased £0.9bn, as we continue to implement our exit strategy from individual loans and leases.

◾	Customer deposits remained broadly flat at £3.2bn.

◾

RWAs were higher at £8.2bn, due to increases in counterparty risk with more concentrated exposures to Banco Santander London Branch, following derivative business transfers as part of ring-fence implementation. This was partially offset by a reduction in non-core customer loans with low average risk-weights. RWAs attributable to non-core customer loans amounted to £0.9bn (Dec17: £1.0bn).

◾	Our structural hedge position has remained stable at c£89bn, with an average duration of c2.2years. The majority of new mortgage flows were left un-hedged.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. Prior periods have not been restated.

Appendix 1 – Notes

Credit performance

30.09.18	Customer loans £bn	NPLs £m	NPL Ratio %	Gross write-offs 9 months £m	Loan loss allowance [1] £m
Retail Banking	171.3	2,139	1.25	137	590
Corporate & Commercial Banking	17.9	296	1.65	82	192
Corporate & Investment Banking	4.6	5	0.11	247	24
Corporate Centre	5.0	19	0.38	2	17
	198.8	2,459	1.24	468	823

31.12.17	£bn	£m	%	12 months £m	£m
Retail Banking	169.0	2,105	1.25	195	491
Corporate & Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	-	236
Corporate Centre	5.9	20	0.34	23	18
	200.3	2,848	1.42	253	940

Our financial results now reflect the changes in the statutory perimeter, following the ring-fence transfers of activities to Banco Santander London Branch, outlined on page 5. Prior periods have not been restated.

◾	Retail Banking loan loss allowances increased from the application of IFRS 9. The loan loss rate [2] remained low at 0.03% (2017: 0.02%).
◾

Corporate & Commercial Banking NPL ratio improved to 1.65%, largely due to a number of small loans which were written-off, without material concentrations across sectors or portfolios. The loan loss rate [2] remained low at 0.18% (2017: 0.07%).

◾	CIB NPL ratio improved to 0.11% with the loans write-off for Carillion plc and another CIB customer, both of which moved to non-performing in 2017.

1.

Loan loss allowances for 30.09.18 calculated on IFRS 9 basis. Prior periods have not been restated. Includes both drawn and undrawn balances. Due to transition from IAS 39 to IFRS 9, NPL coverage ratio is no longer disclosed as it is no longer reflective of coverage of non-performing loans.

2.	Loan loss rate calculated using applicable IFRS standards of IAS 39 and IFRS 9 for 2017 and 2018, respectively.

Appendix 1 – Notes (continued)

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

◾	Banking net interest margin

Banking NIM is calculated on the basis of the average of customer loans that are reported for segmental reporting purposes under IFRS, therefore management does not consider Banking NIM to be an APM or non-IFRS financial measure.

	30.09.18 £m	31.12.17 £m
Net interest income (A)	3,631	3,803
Average customer assets (B)	200,791	200,164
Banking net interest margin (A/B)	1.81%	1.90%

◾	Corporate customer satisfaction

Our corporate customer satisfaction was 61%, versus 53% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,903 interviews made in the year ending Sep18 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

◾	Corporate lending

Total lending to corporates is defined as the combined lending to business banking customers in Retail Banking and all customers in our Corporate & Commercial Banking and Corporate & Investment Banking business segments. Lending to trading businesses is defined as non-CRE Corporate & Commercial Banking lending.

30.09.18	Customer loans £bn	NPLs £m	NPL ratio %	Gross write-offs 9 months £m	Loan loss allowance [1] £m
Business banking	1.8	101	5.61	11	63
Corporate & Commercial Banking	17.9	296	1.65	82	192
Corporate & Investment Banking	4.6	5	0.11	247	24
Total corporate lending	24.3	402	1.65	340	279

31.12.17	£bn	£m	%	12 months £m	£m
Business banking	1.9	115	6.01	21	54
Corporate & Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	-	236
Total corporate lending	27.3	838	3.07	56	485

1.	Loan loss allowances for 30.09.18 calculated on IFRS 9 basis. Prior periods have not been restated.

Appendix 1 – Notes (continued)

◾	Retail balances

Average consumer (auto) loan size was c£11,200 (2017: £12,500).

Average unsecured loan and credit card stock balances at Sep18 were c£6,000 and c£1,100, respectively.

◾	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 September 2018, based on 14,494 interviews and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

Appendix 1 – Notes (continued)

Alternative Performance Measures (APMs)

Management reviews APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations. APMs are presented to identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting.

APMs are not accounting measures within the scope of IFRS. These measures show historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures, as outlined below in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

1. Adjusted RoTE [1]	30.09.18 £m	Phasing Adjustment £m	Adjusted £m
Profit after tax	977
Annualised 9M18 profit after tax	1,306
Less non-controlling interests of annualised profit	(40)
Profit due to equity holders of the parent (A)	1,266	(99)	1,167
Average shareholders’ equity	16,130
Less average AT1 securities	(2,041)

Less average non-controlling interests	(399)
Average ordinary shareholders’ equity (B)	13,690
Average goodwill and intangible assets	(1,765)
Average tangible equity (C)	11,925	(59)	11,866

Return on ordinary shareholders’ equity (A/B)	9.2%		n.a.
RoTE (A/C)	10.6%		9.8%

RoTE [1]	31.12.17 £m
Profit after tax	1,254
Less non-controlling interests	(39)
Profit due to equity holders of the parent (A)	1,215
Average shareholders’ equity	15,828
Less average AT1 securities	(1,793)
Less average non-controlling interests	(400)
Average ordinary shareholders’ equity (B)	13,635
Average goodwill and intangible assets	(1,714)
Average tangible equity (C)	11,921

Return on ordinary shareholders’ equity (A/B)	8.9%
RoTE (A/C)	10.2%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts.

Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2017: £92m) and FSCS (2017: £1m). FSCS charges and the UK Bank Levy are charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. The profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

2. Adjusted profit before tax	9M18 £m	9M17 £m
Net interest income
Reported	2,718	2,878
Adjust for release of accrued interest on foreign tax liability	-	(39)
Adjusted	2,718	2,839
Non-interest income
Reported	743	859
Adjust for gain on sale of Vocalink Holdings Limited shareholding	-	(48)
Adjusted	743	811
Operating expenses before credit impairment losses, provisions and charges
Reported	(1,914)	(1,827)
Adjust for Banking Reform costs	35	57
Adjusted	(1,879)	(1,770)
Provisions for other liabilities and charges
Reported	(62)	(237)
Adjust for PPI provision charge	-	69
Adjust for other conduct provision (release) / charge	(11)	35
Adjusted	(73)	(133)
Profit before tax	1,370	1,568
Specific gains, expenses and charges	24	74
Adjusted profit before tax	1,394	1,642

The financial results for 9M18 and 9M17 include a number of specific gains, expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax was £24m in 9M18 and £74m in 9M17.

The specific gains, expenses and charges are outlined below:

◾	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make claim expired in 9M17. The income of £39m is reported in Corporate Centre net interest income for 9M17.

◾	Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for 9M17.

◾	Banking Reform costs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before credit impairment losses, provisions and charges.

◾	PPI provision charge

Provisions for other liabilities and charges for FY17 were £109m (9M17: £69m, Q417: £40m). This included a Q417 net provision of £40m relating to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We also provided £32m in Q117, when we applied the principles published in the Mar17 FCA paper, and £37m in Q217, relating to a specific PPI portfolio review as well.

◾	Other conduct provision (release) / charge

Provisions for other liabilities and charges of £35m in 9M17 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m in Q218.

Appendix 2 – Consolidated income statement and balance sheet for Santander UK Group Holdings plc and its controlled entities

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018 (2017 Annual Report), except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Summarised consolidated income statement	9M18 £m	9M17 £m
Net interest income	2,718	2,878
Non-interest income [1]	743	859
Total operating income	3,461	3,737
Operating expenses before credit impairment losses, provisions and charges	(1,914)	(1,827)
Credit impairment losses [2]	(115)	(105)
Provisions for other liabilities and charges	(62)	(237)
Total operating impairment losses, provisions and charges	(177)	(342)
Profit before tax	1,370	1,568
Tax on profit	(393)	(477)
Profit after tax for the period	977	1,091

Summary of segmental balance sheet assets and liabilities	30.09.18 £bn	31.12.17 £bn
Customer loans
Retail Banking	171.3	169.0
Corporate & Commercial Banking	17.9	19.4
Corporate & Investment Banking	4.6	6.0
Corporate Centre	5.0	5.9
Total customer loans	198.8	200.3
Other assets	95.9	114.5
Total assets	294.7	314.8

Customer deposits
Retail Banking	146.9	149.3
Corporate & Commercial Banking	17.2	18.7
Corporate & Investment Banking	4.8	4.5
Corporate Centre	3.2	3.4
Total customer deposits	172.1	175.9
Medium Term Funding	47.4	40.6
Other liabilities	59.1	82.1
Total liabilities	278.6	298.6
Shareholders’ equity	15.7	15.8
Non-controlling interest	0.4	0.4
Total liabilities and equity	294.7	314.8

Summarised consolidated capital	30.09.18 £bn	31.12.17 £bn
Capital – CRD IV
Total qualifying regulatory capital	14.9	15.5
Risk-weighted assets (RWAs)	78.8	87.0
Total capital ratio	18.9%	17.8%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’
2.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. Prior periods have not been restated.

Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018, except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Summarised consolidated income statement	9M18 £m	9M17 £m
Net interest income	2,718	2,878
Non-interest income [1]	743	859
Total operating income	3,461	3,737
Operating expenses before credit impairment losses, provisions and charges	(1,912)	(1,825)
Credit impairment losses [2]	(115)	(105)

Provisions for other liabilities and charges	(62)	(237)
Total operating impairment losses, provisions and charges	(177)	(342)
Profit before tax	1,372	1,570
Tax on profit	(393)	(477)
Profit after tax for the period	979	1,093

Summary of segmental balance sheet assets and liabilities	30.09.18 £bn	31.12.17 £bn
Customer loans
Retail Banking	171.3	169.0
Corporate & Commercial Banking	17.9	19.4
Corporate & Investment Banking	4.6	6.0
Corporate Centre	5.0	5.9
Total customer loans	198.8	200.3
Other assets	95.9	114.5
Total assets	294.7	314.8
Customer deposits
Retail Banking	146.9	149.3
Corporate & Commercial Banking	17.2	18.7
Corporate & Investment Banking	4.8	4.5
Corporate Centre	3.2	3.4
Total customer deposits	172.1	175.9
Medium Term Funding [3]	47.4	40.6
Other liabilities	59.2	82.0
Total liabilities	278.7	298.5
Shareholders’ equity	15.9	16.1
Non-controlling interests	0.1	0.2
Total liabilities and equity	294.7	314.8

Summarised consolidated capital	30.09.18 £bn	31.12.17 £bn
Capital – CRD IV
Total qualifying regulatory capital	16.4	17.1
Risk-weighted assets (RWAs)	78.8	87.0
Total capital ratio	20.8%	19.7%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for 9M18 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the nine months ended 30 September 2018 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 142 million customers,

13,414 branches and over 200,000 employees at the close of September 2018. In 9M18, Banco Santander made attributable profit of EUR 5,742 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2018, the bank serves around 15 million active customers with c23,800 employees and operates through 766 branches (which includes 52 university branches) and 64 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 259 of the Santander UK Group Holdings plc 2017 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.